Exhibit 1.01

The Buckle, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2016

The Buckle, Inc. ("Buckle") is a retailer of medium to better-priced casual apparel, footwear, and accessories for fashion-conscious young men and women. As of May 26, 2017, Buckle operated 462 retail stores in 44 states throughout the United States under the names "Buckle" and "The Buckle." Buckle markets a wide selection of mostly brand name casual apparel including denims, other casual bottoms, tops, sportswear, outerwear, accessories, and footwear. Buckle emphasizes personalized attention to its customers and provides customer services such as free hemming, free gift-wrapping, easy layaways, the Buckle private label credit card, and a guest loyalty program. Most stores are located in regional shopping malls and lifestyle centers, and this is Buckle's strategy for future expansion. The majority of Buckle's central office functions, including purchasing, pricing, accounting, advertising, and distribution, are controlled from its headquarters and distribution center in Kearney, Nebraska. Buckle’s men’s buying team and a portion of its marketing team are located in Overland Park, Kansas.

Buckle's principal executive offices are located at 2407 West 24th Street, Kearney, Nebraska 68845. Buckle's telephone number is (308) 236-8491. Buckle publishes its corporate website at www.buckle.com.

All references herein to "Buckle" refer to The Buckle, Inc. and its subsidiary, Buckle Brands, Inc.

Pursuant to the requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, Buckle makes the following disclosures regarding its due diligence efforts and their results:

(1)     Due Diligence:

Buckle has exercised due diligence measures on the source and chain of custody of conflict minerals that are necessary to the functionality or production of products manufactured or contracted to be manufactured by Buckle. Such measures conform to the nationally recognized framework of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, which include the following five steps:

1.
Development and strengthening of internal management systems. Buckle has adopted and clearly communicated a Conflict Minerals Policy ("Policy") to its suppliers, which sets forth the standards against which Buckle’s due diligence efforts will be conducted. The Policy requires that its suppliers not knowingly source any conflict minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country. The Policy also requires that, except for scrap and recycled materials, suppliers use smelters that are designated by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative ("EICC-GeSI") as Conflict-Free Smelters to source any conflict minerals.

In addition, Buckle requires that its direct suppliers abide by Buckle’s Code of Conduct and Standards of Engagement, which includes language regarding Buckle’s expectations of its suppliers’ employment, health and safety, environmental, product quality and safety practices. Suppliers are required to adhere to these expectations and ensure that their contractors and subcontractors adhere to them as well.

Exhibit 1.01

2.
Commencement of risk assessment of the supply chain in cooperation with suppliers. Buckle has performed a risk assessment of its supply chain. As part of that assessment, Buckle’s suppliers were required to complete the Conflict Free Sourcing Initiative’s Conflict Minerals Reporting Template that was created by the EICC-GeSI ("Template").

3.
Risk mitigation in the supply chain, through design and implementation of strategies. Buckle’s Conflict Minerals Policy requires its suppliers to develop their own conflict minerals policies and management systems to ensure Buckle standards are adhered to throughout their supply chains. Violation of Buckle’s Conflict Minerals Policy, as well as any violation of its Code of Conduct and Standards of Engagement, could result in termination of Buckle’s business relationship with an offending supplier.

4.	Participation in audit programs as they are developed and as required by 17 CFR 240.13p-1. Buckle will have its due diligence measures audited by an independent third party as required by law.

5.
Describe due diligence efforts and make the report available internally and publicly on our website. Buckle’s annual Conflict Minerals Report is publicly accessible on www.buckle.com, under the SEC Filings page.

Based on the results of Buckle’s reasonable country of origin inquiry ("RCOI") conducted for calendar year 2016, Buckle determined that some of the tin used in approximately 1.0% of its products may have originated in the DRC Region; however, the smelters of the tin have been verified as compliant with the Conflict Free Smelter Initiative’s Conflict-Free Smelter Program assessment protocols. For all other products, Buckle has no reason to believe that its necessary conflict minerals, tin and gold, originated in the Democratic Republic of the Congo or an adjoining country, or may not be from scrap or recycled sources.